Room 4561

	October 17, 2005

Mr. Bradley C. Almond
Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204-2960

Re:	Zix Corporation
	Amendment No. 1 to Registration Statement on Form S-3 filed
October 6, 2005
	File No. 333-128186

Dear Mr. Almond:

      We have reviewed your amended filing and responses in your letters dated September 28, 2005 and October 6, 2005 to the comments in our letter dated September 22, 2005 and have the following additional comments.

Item 16. Exhibits.

1. We note your response to prior comment 8 that you excluded certain personal information of your investors from your exhibit filing. We reissue comment 8. Please note that Rule 24b-2 under the Exchange Act provides "the exclusive means of requesting confidential treatment of information required to be filed under the [Exchange] Act." Please refile your exhibits without redaction or, otherwise, submit a confidential treatment request pursuant to Rule 24b-2 in order to seek relief from the disclosure requirements of the Exchange
Act.

2. We note your reliance on Item 601(b)(2) of Regulation S-K to exclude the filing of the disclosure letter as an exhibit. Please note that Item 601(b)(2) applies specifically to plans of acquisition, reorganization, arrangement, liquidation or succession and does not appear applicable in this circumstance. Accordingly, please file the disclosure letter as an exhibit.

Form 8-K filed August 9, 2005, as amended

3. Please amend your Form 8-K filing to reflect the subsequent filing of the subject exhibits in your amendment to your Form S-3.


*              *              *              *


      As appropriate, please amend your registration statement, as necessary, in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact Anne
H.
Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-
3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Sarah M. Rechter
	Baker Botts LLP
	2001 Ross Avenue
	Dallas, Texas 75201-2980
	Telephone: (214) 953-6500
	Facsimile:  (214) 953-6503